UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Appoints New Independent Non-Executive Director

LONDON: 19 January 2022- Pearson plc, (FTSE:PSON), the world's leading learning company, today announces the appointment of Esther Lee as an independent Non-Executive Director, with effect from 1st February, 2022.

Esther brings significant experience to the Pearson Board through her prior executive leadership roles in developing customer strategies to drive growth, global marketing and branding, driving digital transformation and building high performance teams.

She has a long track record of senior leadership roles working for global consumer-facing brands. Most recently she served as Executive Vice President - Global Chief Marketing Officer at MetLife Inc. Previously, Esther served as Senior Vice President - Brand Marketing, Advertising and Sponsorships for AT&T, and she has served as CEO of North America and President of Global Brands for Euro RSCG Worldwide. Prior to that, she served for five years as Global Chief Creative Officer for The Coca-Cola Company.

Esther is a Board member at The Clorox Company (NYSE: CLX) where she chairs the Nomination & Governance Committee. She has a BA in economics from Cornell University.

Pearson Chair, Sidney Taurel said: "This is another strong appointment to the Pearson Board and I warmly welcome Esther to the team. Esther is an experienced business leader and Board member who brings with her extensive expertise in digital transformation, consumer engagement and customer-centric innovation. These areas are highly relevant to Pearson as we accelerate our direct-to-consumer strategy and they complement and enhance the existing breadth of experience on the Board."

Esther Lee said: "Pearson has a powerful story to tell about how it is making a difference in the world of learning. The momentum behind the business is growing as it pivots to a consumer-facing business, with an exciting digital growth story ahead of it. I believe my experience and skills are a great fit for Pearson and I am excited to play a role in the future growth of the Company."

There is no further information to be declared in accordance with LR 9.6.13.

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 January 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary